STATEMENT OF INVESTMENTS

Citizensselect Prime Money Market Fund

July 31, 2007 (Unaudited)

Negotiable Bank Certificates Of Deposit--16.7%	Principal Amount ($)	Value ($)
Barclays Bank PLC (Yankee)		
5.31%, 10/17/07	30,000,000	30,000,000
Credit Agricole (London)		
5.31%, 10/12/07	25,000,000	25,000,000
Credit Suisse (Yankee)		
5.33%, 12/5/07	25,000,000	25,000,000
DEPFA BANK PLC (Yankee)		
5.32%, 10/19/07	25,000,000 a	25,000,000
HSH Nordbank AG (Yankee)		
5.31%, 11/16/07	35,000,000 a	35,000,000
Northern Rock PLC (London)		
5.33%, 10/19/07	25,000,000	25,000,000
Total Negotiable Bank Certificates Of Deposit		
(cost $165,000,000)		**165,000,000**
Commercial Paper--55.6%		
Bank of America Corp.		
5.32%, 9/25/07	30,000,000	29,759,375
Bank of Ireland		
5.31%, 9/4/07	25,000,000 a	24,876,278
Beethoven Funding Corp.		
5.33%, 10/4/07	25,000,000 a	24,766,222
BNP Paribas		
5.34%, 8/1/07	35,000,000	35,000,000
CHARTA LLC		
5.32%, 10/12/07	25,000,000 a	24,737,500
Citigroup Funding Inc.		
5.32% - 5.36%, 8/29/07 - 10/19/07	40,000,000	39,724,476
Commerzbank U.S. Finance Inc.		
5.32%, 10/26/07	25,000,000	24,689,444
Danske Corp., Delaware		
5.31%, 10/12/07	15,000,000	14,845,050
FCAR Owner Trust, Ser. I		
5.32% - 5.33%, 8/20/07 - 10/15/07	50,000,000	49,656,771
Gemini Securitization Corp., LLC		
5.33%, 9/18/07	30,000,000 a	29,789,600
General Electric Capital Services Inc.		
5.33%, 12/3/07	25,000,000	24,553,083
Govco Inc.		
5.31%, 9/12/07	25,000,000 a	24,847,167
Harrier Finance Funding Ltd.		
5.33%, 9/21/07	30,000,000 a	29,776,450
HVB U.S. Finance Inc.		
5.32%, 8/7/07	30,000,000 a	29,973,750
Prudential Funding LLC		
5.32%, 8/1/07	35,000,000	35,000,000
Ranger Funding Company, LLC		

5.30%, 8/1/07	25,000,000 a	25,000,000
Sigma Finance Inc.		
5.33%, 10/10/07	25,000,000 a	24,744,305
Societe Generale N.A. Inc.		
5.32%, 11/13/07	25,000,000	24,622,639
Swedbank (ForeningsSparbanken AB)		
5.31%, 11/15/07	35,000,000	34,467,203
Total Commercial Paper		
(cost $550,829,313)		**550,829,313**
Corporate Notes--18.4%		
Commonwealth Bank of Australia		
5.32%, 8/24/07	15,000,000 b	15,000,000
Cullinan Finance Ltd.		
5.32%, 9/20/07	25,000,000 a,b	24,999,651
General Electric Capital Corp.		
5.30%, 8/24/07	25,000,000 b	25,000,000
K2 (USA) LLC		
5.33%, 10/1/07	20,000,000 a,b	19,999,665
Lehman Brothers Holdings Inc.		
5.50%, 8/1/07	11,000,000 b	11,005,565
Morgan Stanley		
5.49%, 10/18/07	21,000,000 b	21,014,650
Rabobank Nederland		
5.32%, 8/16/07	25,000,000 b	25,000,000
Societe Generale		
5.31%, 8/3/07	15,000,000 b	15,000,000
Svenska Handelsbanken		
5.29%, 8/21/07	10,000,000 b	10,000,000
Wells Fargo & Co.		
5.33%, 8/4/07	15,000,000 b	15,000,000
Total Corporate Notes		
(cost $182,019,531)		**182,019,531**
Time Deposits--6.0%		
Manufacturers & Traders Trust Company (Grand Cayman)		
5.35%, 8/1/07	30,000,000	30,000,000
U.S Bank N.A (Grand Cayman)		
5.29%, 8/1/07	29,000,000	29,000,000
Total Time Deposits		
(cost $59,000,000)		**59,000,000**
Repurchase Agreements--3.5%		
Merrill Lynch & Co. Inc.		
5.34%, dated 7/31/07, due 8/1/07 in the amount of		
$35,005,192 (fully collateralized by $60,110,000		
Corporate Bonds, 4.30%, due 9/25/34, value		
$36,051,280)		
(cost $35,000,000)	35,000,000	**35,000,000**
Total Investments (cost $991,848,844)	**100.2%**	**991,848,844**
Liabilities, Less Cash and Receivables	**(.2%)**	**(2,187,403)**
Net Assets	**100.0%**	**989,661,441**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities
     amounted to $343,510,588 or 34.7% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Citizensselect Treasury Money Market Fund

July 31, 2007 (Unaudited)

U.S. Treasury Bills--89.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/2/07	4.64	209,633,000	209,606,090
8/9/07	4.41	192,190,000	192,002,923
8/23/07	4.72	71,851,000	71,644,643
10/4/07	4.84	250,000,000	247,875,555
10/11/07	5.00	170,000,000	168,365,126
10/25/07	4.93	75,000,000	74,138,490
11/29/07	4.81	75,000,000	73,825,000
Total U.S. Treasury Bills			
(cost $1,037,457,827)			**1,037,457,827**
U.S. Treasury Notes--11.1%			
8/15/07	4.81	55,000,000	54,955,503
10/1/07	4.70	75,000,000	74,894,097
Total U.S. Treasury Notes			
(cost $129,849,600)			**129,849,600**
Total Investments (cost $1,167,307,427)		**100.2%**	**1,167,307,427**
Liabilities, Less Cash and Receivables		**(.2%)**	**(2,502,272)**
Net Assets		**100.0%**	**1,164,805,155**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.